FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

July 2, 2009

ITEM 3   News Release:

A news release was issued on July 3, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that the Stay Period under its order under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”) was extended by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) from July 3 to July 27, 2009.

ITEM 5   Full Description of Material Change:

JED announced that the Stay Period under its order under the CCAA was extended by the Court from July 3, 2009 to July 27, 2009.  This is the seventh extension of the Stay Period since the Court’s initial Order on August 13, 2009.

As previously announced, a trial on the claims of NEO Exploration Inc. and Ptarmigan Lands LP to exclude certain of the purchased lands from the purchase and rule on the effect of an audit by the Province of Alberta on JED’s gas cost allowance for the years 2005 through 2008 has also been set for July 27, 2009, and  JED intends to vigorously defend the claims.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 851-0017

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on July 3, 2009.